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NML 3/24

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phoenix Equity Planning Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Row
(No. and Street)

Hartford (City) Connecticut (State) 06115-0480 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn H. Pease (860) 403-5859
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street (Address) Hartford (City) Connecticut (State) 06103 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Glenn H. Pease, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phoenix Equity Planning Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Glenn H. Pease
Signature

Vice President, Finance
Title

Lynn M. Kochanski
Notary Public

LYNN M. KOCHANSKI
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Phoenix Equity Planning Corporation

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

Consolidated Financial Statements with Additional Information December 31, 2005 and 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors and Stockholder of
Phoenix Equity Planning Corporation:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Phoenix Equity Planning Corporation and its subsidiary (collectively, the "Company") at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The consolidating information contained in Schedule I is presented for purposes of additional analysis rather than to present the financial position and results of operations of the individual companies. Accordingly, we do not express an opinion on the financial position and results of operations of the individual companies. The information contained in Schedule II (Computation of Net Capital Under Rule 15c3-1 at December 31, 2005) is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is a wholly-owned subsidiary of Phoenix Investment Partners, Ltd. (the "Parent"). As disclosed in the accompanying notes to these consolidated financial statements, the Company has significant transactions with its Parent and its affiliates.

PricewaterhouseCoopers LLP

February 27, 2006

Phoenix Equity Planning Corporation
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Consolidated Statements of Financial Condition

	December 31, 2005	December 31, 2004
	(in thousands)	
Assets		
Cash and cash equivalents	$ 8,483	$ 17,947
Investments in affiliated investment funds	10,779	11,231
Management fees receivable	5,979	6,456
Concessions receivable	944	1,741
Receivables from related parties	9,792	3,579
Deferred commissions	2,285	2,399
Prepaid expenses and other assets	703	713
Furniture and equipment, net	487	198
Definite-lived intangible asset, net	344	403
Deferred tax asset, net	1,551	1,270
Total assets	$ 41,347	$ 45,937
Liabilities and Stockholder's Equity		
Accrued compensation	$ 5,900	$ 8,676
Accounts payable and accrued expenses	1,619	1,134
Payables to broker-dealers	5,217	5,861
Payables to related parties	5,057	4,492
Total liabilities	17,793	20,163
Stockholder's Equity		
Common stock, $100 par value, 5,000 shares authorized, issued and outstanding	500	500
Additional paid-in capital	18,811	20,062
Retained earnings	4,243	5,212
Total stockholder's equity	23,554	25,774
Total liabilities and stockholder's equity	$ 41,347	$ 45,937

The accompanying notes are an integral part of these financial statements.

Phoenix Equity Planning Corporation
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Consolidated Statements of Income

	Year Ended December 31, 2005	2004
	(in thousands)	
Operating Revenues		
Management fees	$ 44,805	$ 54,425
Marketing fees	8,701	14,662
Fund accounting fees	8,139	7,899
Shareholder service agent fees	6,169	6,426
Distributor fees	26,291	24,202
Administrative fees	1,203	714
Underwriter fees	618	488
Investment and other income	815	1,499
Total operating revenues	96,741	110,315
Operating Expenses		
General and administrative expenses	34,307	38,223
Employment expenses	25,740	31,088
Commissions and finder's fees	23,527	22,946
Total operating expenses	83,574	92,257
Income before income taxes	13,167	18,058
Provision for income taxes	5,386	6,732
Net income	$ 7,781	$ 11,326

The accompanying notes are an integral part of these financial statements.

Phoenix Equity Planning Corporation

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

Consolidated Statements of Changes in Stockholder's Equity

For the Years Ended December 31, 2005 and 2004

(in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2003	$ 500	$ 20,062	$ 3,886	$ 24,448
Net income			11,326	11,326
Dividends to parent			(10,000)	(10,000)
Balances at December 31, 2004	500	20,062	5,212	25,774
Net income			7,781	7,781
Dividends to parent			(8,750)	(8,750)
Capital distributions to parent		(1,251)		(1,251)
Balances at December 31, 2005	$ 500	$ 18,811	$ 4,243	$ 23,554

The accompanying notes are an integral part of these financial statements.

Phoenix Equity Planning Corporation
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Consolidated Statements of Cash Flows

	Year Ended December 31, 2005	2004
	(in thousands)	
Cash flows from operating activities:		
Net income	$ 7,781	$ 11,326
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	69	134
Amortization of deferred commissions	992	900
Amortization of intangible asset	59	11
Deferred taxes	(281)	1,289
Gain on sale of investments	(775)	(195)
Changes in operating assets and liabilities:		
Management fees receivable	477	2,147
Concessions receivable	797	1,089
Receivables from related parties	(6,213)	5,584
Deferred commissions	(878)	(1,420)
Prepaid expenses and other assets	10	279
Accrued compensation	(2,776)	(2,576)
Accounts payable and accrued expenses	485	(385)
Payables to broker-dealers	(644)	(1,037)
Payables to related parties	565	2,596
Change in unrealized appreciation on investments	822	(531)
Net cash provided by operating activities	490	19,211
Cash flows from investing activities:		
Purchase of investments	(1,792)	(3,001)
Proceeds from sale of investments	2,197	2,899
Purchase of mutual fund management contract		(414)
Purchase of furniture and equipment, net	(358)	(110)
Net cash provided by (used in) investing activities	47	(626)
Cash flows from financing activities:		
Dividends to parent	(8,750)	(10,000)
Capital distributions to parent	(1,251)	
Net cash used in financing activities	(10,001)	(10,000)
Net (decrease) increase in cash and cash equivalents	(9,464)	8,585
Cash and cash equivalents, beginning of year	17,947	9,362
Cash and cash equivalents, end of year	$ 8,483	$ 17,947
Supplemental cash flow information:		
Income taxes paid	$ 2,138	$ 3,185

The accompanying notes are an integral part of these financial statements.

1. Operations

Phoenix Equity Planning Corporation (PEPCO) is a registered broker-dealer and registered transfer agent principally serving the United States markets as distributor, underwriter, and financial agent for products registered with the Securities and Exchange Commission. Phoenix Investment Counsel, Inc. (PIC), a wholly-owned subsidiary of PEPCO, is a registered investment advisor furnishing management services primarily under agreements with affiliated registered investment companies (collectively, the Phoenix Funds). PIC also manages institutional accounts and structured finance products, and provides investment management services for the non-real estate investment assets of Phoenix Life Insurance Company's (Phoenix Life) general account.

PEPCO is a wholly-owned subsidiary of Phoenix Investment Partners, Ltd. (PXP). PXP is an indirect wholly-owned subsidiary of The Phoenix Companies, Inc. (PNX).

2. Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Principles of Consolidation and Basis of Presentation

PEPCO's consolidated financial statements, which include the accounts of PEPCO and PIC, have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). All material intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to the prior year amounts to conform to the current year presentation. The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in the financial statements contain estimates made by management. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid affiliated money market mutual fund investments.

Investments in Affiliated Investment Funds

These investments are classified as trading securities and are carried at fair value, which is determined based on the publicly quoted market prices for equity investments and net asset values for mutual fund investments. Unrealized appreciation or depreciation on investments is included in investment and other income.

Deferred Commissions

Deferred commissions are commissions paid to broker-dealers on sales of Class B mutual fund shares (Class B shares). These commissions are recovered by PEPCO by the receipt of monthly asset-based distributor fees received from the mutual funds or contingent deferred sales charges received upon redemption of the Class B shares within five years of purchase.

The deferred costs resulting from the sale of Class B shares subsequent to December 31, 2002 are amortized on a straight-line basis over a three or five-year period, depending on the fund, or until the underlying Class B shares are redeemed. Amortization expense was $1.0 million and $.9 million in 2005 and 2004, respectively. PEPCO periodically assesses the deferred commission asset for impairment and records additional amortization expense as appropriate.

Concessions Receivable

PEPCO acts as principal underwriter and distributor of variable annuity contracts offered by affiliates of PNX. PEPCO enters into selling agreements with other broker-dealers or entities either registered or exempt under the Securities Act of 1934 (selling brokers). Concessions receivable represent amounts due from PNX affiliates for the commission amounts due to selling brokers. PEPCO does not realize any net revenue from these transactions.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method with estimated useful lives of up to five years. Major renewals or betterments are capitalized and recurring repairs and maintenance are charged to operations.

Intangible Assets

Definite-lived intangible assets are amortized on a straight-line basis over the estimated remaining lives of such assets and are periodically reevaluated for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, *"Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of,"* by comparing estimates of future undiscounted cash flows to the carrying value of assets. Assets are considered impaired if the carrying value exceeds the expected future undiscounted cash flows.

Impairment analyses are performed at least annually or more frequently if warranted by events or changes in circumstances affecting PEPCO's business.

Revenue Recognition

Management, marketing, fund accounting, shareholder service agent, and administrative fees are recorded as income during the period in which such services are performed. Management and administrative fees are generally earned based upon a percentage of assets under management, except for the fees for services related to the management of Phoenix Life's general account which are earned on a cost-recovery basis. Management fees contingent upon achieving certain levels of performance are recorded when earned. Management fees earned on collateralized debt obligations (CDOs) have senior and subordinated components. The senior fees are based on the average aggregate principal balance of the portfolio and are paid semi-annually or quarterly. The subordinated component of the fees is subject to the portfolio meeting certain financial criteria. As of December 31, 2005 and 2004, three CDOs did not meet all the criteria. Accordingly, subordinated management fees related to these three CDOs have not been recognized. At such time as the criteria is met, all or a portion of the subordinated fees may be recovered. Fund accounting fees are based upon costs incurred by PEPCO to perform accounting services. Shareholder service agent fees are generally computed and earned based upon the number of shareholder accounts. Marketing fees are computed based upon verbal and written contractual agreements with certain related parties. Dealer concessions and underwriter fees earned (and related expenses) from the distribution and sale of mutual fund shares and other securities are recorded on a trade date basis.

Contingent deferred sales charge (CDSC) revenue is recognized when commissions are collected on redemptions of Class B shares made within three or five years of purchase and Class C mutual fund shares made within one year of purchase. CDSC redemption income was $.7 million and $.6 million in 2005 and 2004, respectively, and is included in distributor fees on the Consolidated Statements of Income.

Distributor Fees

Pursuant to the terms of its distribution plans with the Phoenix Funds, PEPCO received distributor fees of $25.6 million and $23.6 million in 2005 and 2004, respectively. Of this, $20.0 million and $18.8 million in 2005 and 2004, respectively, was paid to broker-dealers, including WS Griffith & Co., Inc. (Griffith), an indirect wholly-owned subsidiary of PNX that was sold to an unrelated third party in 2004, as trailing commissions, which are included in Commissions and finder's fees on the Consolidated Statements of Income.

Income Taxes

PEPCO accounts for income taxes under the provisions of SFAS No. 109, *"Accounting for Income Taxes,"* as amended, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. SFAS No. 109 allows recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized.

PEPCO files as a part of the PNX consolidated federal income tax return and is included in certain combined state income tax returns that are required to be filed by certain direct and indirect parents. In addition to the combined state income tax returns, PEPCO also files separate tax returns for certain other states where appropriate. PEPCO is a party to a tax sharing agreement by and among PNX and its subsidiaries in which federal and state income taxes are allocated as if they had been calculated on a separate company basis. Benefits for any net operating loss or other tax credit used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is expected to be utilized in the consolidated federal or combined state returns.

Employee Benefit Plans

The employees of PEPCO, along with employees of certain other PXP affiliates, are covered under a qualified defined benefit pension plan and are eligible to participate in a defined contribution 401(k) retirement plan, each of which is sponsored by PNX and administered by a third party administrator. The qualified pension and 401(k) savings plans comply with requirements established by the Employee Retirement Income Security Act of 1974 (ERISA). Additionally, an excess benefit plan for employees provides for those portions of pension obligations that are in excess of amounts permitted by ERISA. PEPCO is charged monthly for costs associated with these benefits.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plan available for benefits is omitted, as the information is not separately available for PEPCO's participation in the pension plan.

The employees of PEPCO also receive certain health care and life insurance benefits provided under multi-employer plans sponsored by PNX. PEPCO is charged monthly by Phoenix Life for costs associated with these benefits.

In July 2001 and as of January 2002, PXP issued phantom options to certain employees of PEPCO under the provisions of an approved phantom option plan. The July options vested immediately and the January options vested in even annual installments over a three-year period from the date of the grant. Any expense related to these options is recorded at PXP. In addition, certain employees of PEPCO were granted options to purchase common stock of PNX under an approved PNX stock option plan, which vest over a three-year period and terminate ten years from the date of grant. PNX options are granted with an exercise price equal to the market value of the shares at the date of grant. Certain of these options were granted to PEPCO employees in June 2002, prior to the adoption of an option expense policy. A total of 171,400 of these option shares were outstanding as of December 31, 2005 and are fully vested. Additional options were granted to PEPCO employees in June and August 2003, September 2004, and April 2005 for which PEPCO recorded compensation expense of $.2 million related to these options in each of 2005 and 2004. A total of 184,667 of these option shares were outstanding as of December 31, 2005, of which 68,333 are vested.

3. Acquisition of FMI Sasco Mutual Fund

On October 22, 2004, PIC acquired a contract to manage the assets of the FMI Sasco Contrarian Value Fund (Sasco), an open-end mutual fund, for $.4 million, including transaction costs of $.2 million. Subsequent to this date, assets in the Sasco fund were merged into a newly formed mutual fund advised by PIC. The purchase price for Sasco represents the consideration paid and the direct costs incurred by PEPCO. Based on the economics of this transaction, purchase price was allocated entirely to definite-lived intangible assets. Related amortization of intangible assets of $59,243 and $11,307 has been expensed in 2005 and 2004, respectively.

Definite-lived intangible assets at December 31, were as follows:

	2005	2004
	(in thousands)	
Investment contracts	$ 414	$ 414
Accumulated amortization	(70)	(11)
Definite-lived intangible assets, net	$ 344	$ 403

4. Investments

Investments in affiliated investment funds at December 31, are as follows:

	Market		Cost	
	2005	2004	2005	2004
		(in thousands)		
Kayne managed account	$ 6,895	$ 7,052	$ 6,033	$ 5,472
Multi-sector short term bond	1,456	2,544	1,518	2,541
Other affiliated mutual funds	2,428	1,635	2,275	1,444
	$ 10,779	$ 11,231	$ 9,826	$ 9,457

5. Furniture and Equipment

Furniture and equipment is comprised of the following:

	December 31,	
	2005	2004
	(in thousands)	
Computer equipment and software	$ 959	$ 448
Furniture and office equipment	740	777
	1,699	1,225
Accumulated depreciation	(1,212)	(1,027)
Furniture and equipment, net	$ 487	$ 198

Depreciation expense for each of the years ended December 31, 2005 and 2004 was $.1 million, and is included in general and administrative expenses on the Consolidated Statements of Income.

6. Variable Interest Entities

PEPCO adopted Financial Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51", as amended by FIN 46(R). FIN 46(R) requires consolidation of a variable interest entity by the primary beneficiary of that entity, as defined by FIN 46(R). PEPCO did not create or obtain an interest in any variable interest entities during 2005 and 2004 and is not considered to be the primary beneficiary to any of the collateralized debt obligations (CDOs) for which PIC serves as the investment advisor. During 2005, one CDO managed by PIC was voluntarily liquidated by its investors. An affiliate of PEPCO consolidates two of these CDOs.

7. Income Taxes

The components of the provision for income taxes are as follows:

	For the Year Ended December 31, 2005	2004
	(in thousands)	
Current		
Federal	$ 5,148	$ 5,186
State	519	257
Total current tax expense	5,667	5,443
Deferred		
Federal	(216)	888
State	(65)	401
Total deferred tax (benefit) expense	(281)	1,289
Total provision for income taxes	$ 5,386	$ 6,732

The deferred tax effects of temporary differences are as follows:

	December 31, 2005	2004
	(in thousands)	
Deferred tax assets:		
Unpaid vacation accrual	$ 342	$ 349
Intangible assets	14	2
Furniture and equipment		49
Net operating loss carryforwards	1,759	1,883
Employee benefits	182	
Valuation allowance	(341)	(315)
Gross deferred tax assets	1,956	1,968
Deferred tax liabilities:		
Furniture and equipment	36	
Unrealized appreciation on investments	369	696
Other		2
Gross deferred tax liabilities	405	698
Deferred tax asset, net	$ 1,551	$ 1,270

PEPCO has a federal net operating loss carryforward of $4.1 million scheduled to expire between 2023 and 2024. PEPCO also has state net operating loss carryforwards of $5.3 million that are scheduled to expire between 2012 and 2024. A valuation allowance has been established to reduce the carrying amount of the deferred income tax assets related to the state net operating loss carryforwards to the amount that is expected to be realized.

Except as noted above, management has determined, based on earnings and future income, that it is more likely than not the remaining deferred income tax assets recorded as of December 31, 2005 and 2004 will be realized. In determining the adequacy of future income, management has considered projected future income, reversal of existing temporary differences, and available tax planning strategies that could be implemented if necessary.

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense recognized in the Consolidated Statements of Income:

	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
Statutory rate	35.0%	35.0%
State income taxes, net of federal benefit	2.2	2.3
Adjustments to income tax accruals	2.9	(0.6)
Other permanent differences	0.8	0.5
Effective income tax rate	40.9%	37.2%

8. Capital and Reserve Requirement Information

As a broker-dealer registered with the Securities and Exchange Commission, PEPCO is subject to certain rules regarding minimum net capital. PEPCO operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital, and resultant ratios for PEPCO are as follows:

	December 31, 2005 *(in thousands)*	December 31, 2004 *(in thousands)*
Aggregate indebtedness	$ 9,098	$ 10,712
Net capital	10,000	11,367
Ratio of aggregate indebtedness to net capital	.91 tol	.94 to 1

PEPCO's minimum required net capital at December 31, 2005 and 2004 based on its aggregate indebtedness on those dates, is $.6 million and $.7 million, respectively.

The operations of PEPCO do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, PEPCO is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(i) of such rule.

9. General and Administrative Expenses

General and administrative expenses are comprised of the following:

	For the Year Ended December 31,	
	2005	2004
	(in thousands)	
Fund accounting	$ 6,464	$ 6,000
Variable annuity distribution support	6,161	7,714
Intercompany expense sharing	3,516	7,368
Distribution costs	3,073	2,371
Computer services	2,607	2,805
Marketing	2,283	2,101
Rent	1,969	1,726
Outside services	1,701	1,491
Investment research fees	1,001	668
Amortization of deferred commissions	992	900
Travel, training and entertainment	791	1,048
Sales meetings	758	978
Insurance	658	721
Telephone and postage	455	647
Depreciation	69	134
Other	1,809	1,551
	$ 34,307	$ 38,223

10. Other Related Party Transactions

Intercompany Agreements and Transactions

PEPCO is a party to an expense sharing agreement with PXP and certain of its affiliates, whereby the parties allocate expenses to effect sharing with respect to operating charges. Pursuant to this agreement, PEPCO and PIC were allocated a total of $3.6 million and $7.6 million of expenses, net of $1.4 million and $.2 million of reimbursements, in 2005 and 2004, respectively. In addition, PEPCO charges Phoenix/Zweig Advisors LLC (PZA), a wholly-owned subsidiary of PXP, for its cost to provide administrative and financial services performed on PZA's behalf. In 2005 and 2004, PEPCO charged PZA $.1 million and $.3 million, respectively, for such services.

PEPCO is party to separate marketing agreements, either formally or informally, with its affiliates, Engemann Asset Management (EAM); Seneca Capital Management, LLC (Seneca); Kayne Anderson Rudnick Investment Management, LLC; PXP Institutional Markets Group (PXPIMG); Duff & Phelps Investment Management Co., and PZA. Pursuant to these agreements, PEPCO recognized a total of $9.1 million and $15.9 million in 2005 and 2004, respectively, for providing marketing services.

PIC is party to a separate marketing agreement with PXP Institutional Markets Group (PXPIMG), a wholly-owned subsidiary of PXP, whereby PIC pays PXPIMG a fee for providing marketing services on non-affiliated institutional advisory accounts. In 2005 and 2004, PIC incurred expenses to PXPIMG of $.4 million and $1.2 million, respectively, for such services.

In 2004, PIC had portfolio management costs related to certain mutual funds advised by PZA. Under an agreement, PIC charged PZA $.4 million for such services. PIC did not incur these costs in 2005.

PIC is party to separate sub-advisory agreements with EAM and Seneca, whereby PIC pays a sub-advisory fee for investment management services provided by EAM and Seneca for certain affiliated funds. In 2005 and 2004, PIC paid sub-advisory fees of $6.5 million and $3.8 million, respectively, to EAM. In addition, in each of 2005 and 2004 PIC paid sub-advisory fees of $1.3 million to Seneca for these services.

In August 2002, PEPCO agreed to waive the investment management fees related to Phoenix Life's Employee Retirement Plan until those fees accumulate to $2.5 million. As of December 31, 2005, a cumulative total of $1.9 million of investment management fees earned by PIC had been waived.

Revenues

PEPCO and its subsidiary manage assets and provide other investment advisory and distribution services to affiliated mutual funds, Phoenix Life and its subsidiaries, and other affiliated entities. Revenues earned from managing these assets are as follows:

	For the Year Ended December 31,	
	2005	**2004**
	(in thousands)	
Management fees:		
Affiliated mutual funds	$ 21,226	$ 28,359
Phoenix Life general account	9,133	8,177
Phoenix Life variable product separate accounts	8,006	11,053
Affiliated structured finance products	4,943	3,321
Other	(350)	(204)
Total management fees	42,958	50,706
Distributor fees	25,624	23,639
Marketing fees	8,701	14,662
Fund accounting fees	8,139	7,898
Shareholder service agent fees	5,054	5,203
	$ 90,476	$ 102,108

For each of 2005 and 2004, PEPCO received management fees averaging approximately .07% of the net asset value of the Phoenix Life general account assets under management. PEPCO's transactions with affiliates comprised approximately 93% of operating revenues for each of the years ended December 31, 2005 and 2004.

Receivables from Related Parties

Receivables from related parties are as follows:

	December 31, 2005	December 31, 2004
	(in thousands)	
Distributor, fund accounting, and administrative fees	$ 2,980	$ 2,794
Expense sharing and subsidiary short-term advances due from affiliates	6,047	755
Marketing fees receivable, net	765	30
	$ 9,792	$ 3,579

Marketing fees receivable of $.9 million and $.8 million as of December 31, 2005 and 2004, respectively, are net of $.2 million and $.8 million of subadvisory fees payable, since these agreements are with the same affiliated parties.

In addition, management fees receivable include $5.4 million and $5.7 million and concessions receivable include $.9 million and $1.7 million as of December 31, 2005 and 2004, respectively, from related parties.

Operating Expenses

Phoenix Life provides certain administrative services at the request of PEPCO including payroll processing, purchasing, facility management, computer services, and other administrative support to PEPCO and its subsidiary. Additionally, certain of PEPCO's active and retired employees participate in Phoenix Life's multi-employer retirement and benefit plans (see Note 2). The expenses recorded by PEPCO for significant services provided by Phoenix Life are as follows:

	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
	(in thousands)	
Computer services	$ 2,290	2,489
Rent	1,680	1,152
Administrative fees	384	471
Professional fees	2,593	2,338
Equipment, rental and maintenance	20	32
Employee related charges:		
Pension and savings plan	1,241	1,044
Healthcare and life insurance benefits	986	1,497
Other	955	1,154
	$ 10,149	$ 10,177

PEPCO pays these charges based upon agreements with Phoenix Life. Computer services are based upon actual or specified usage. Other charges are based upon hourly rates, square footage or head count. PEPCO also reimburses Phoenix Life for employee related expenses paid by Phoenix Life.

Management believes that these charges are reasonable. Employee related charges are included in employment expenses and the other charges are included in general and administrative expenses in the Consolidated Statements of Income.

Payables to Related Parties

Payables to related parties are as follows:

	December 31, 2005	December 31, 2004
	(in thousands)	
Tax sharing with PNX and PXP	$ 4,448	$ 920
Payable to Phoenix Life	489	808
Expense sharing and short-term advances due to affiliates	120	2,764
	$ 5,057	$ 4,492

During 2005 and 2004, PEPCO received a combined $8.3 million and $12.5 million, respectively, from PIC as dividends and return of capital.

Related party receivables and payables are reviewed monthly and are settled to the extent cash is available.

11. Commitments and Contingencies

PEPCO distributes its affiliated mutual funds through third party broker-dealers. In the event that the third party broker-dealers fail to fulfill their contractual obligations, PEPCO may incur losses to settle open positions in these affiliated mutual funds.

The maximum amount assignable to this liability is limited to the amount of open trades. PEPCO believes that the risk of loss is remote. In addition, PEPCO has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

In the ordinary course of business, PEPCO may also enter into contracts with other third parties pursuant to which the third parties provide services on behalf of PEPCO or PEPCO provides services on behalf of the third parties. In certain circumstances, PEPCO may agree to indemnify a third party. The terms of the indemnification may vary from contract to contract and the amount of the indemnification liability, if any, cannot be determined.

PEPCO made no payments to third parties in 2005 and 2004, and has recorded no liabilities with regard to commitments as of December 31, 2005. PEPCO believes that any risk of loss for direct or indirect guarantees is remote and would not have a material impact on its operating results or financial position.

Phoenix Equity Planning Corporation

Schedule I

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

Consolidating Statement of Financial Condition at December 31, 2005
(with comparative consolidated totals at December 31, 2004)

Additional Information

(in thousands)

	Phoenix Equity Planning Corporation	Phoenix Investment Counsel, Inc.	Consolidation Entries	Consolidated 2005	Consolidated 2004
Assets					
Cash and cash equivalents	$ 7,525	$ 958		$ 8,483	$ 17,947
Investments in affiliated mutual funds	10,779			10,779	11,231
Management fees receivable		5,979		5,979	6,456
Concessions receivable	944			944	1,741
Receivables from related parties	5,150	6,766	$ (2,124)	9,792	3,579
Deferred commissions	2,285			2,285	2,399
Investment in subsidiary	4,974		(4,974)		
Prepaid expenses and other assets	237	466		703	713
Furniture and equipment, net	413	74		487	198
Definite-lived intangible assets, net		344		344	403
Deferred tax asset, net	1,365	186		1,551	1,270
Total assets	$ 33,672	$ 14,773	$ (7,098)	$ 41,347	$ 45,937
Liabilities and Stockholder's Equity					
Accrued compensation	$ 1,861	$ 4,039		$ 5,900	$ 8,676
Accounts payable and accrued expenses	1,316	303		1,619	1,134
Payables to broker-dealers	5,217			5,217	5,861
Payables to related parties	1,724	5,457	$ (2,124)	5,057	4,492
Total liabilities	10,118	9,799	(2,124)	17,793	20,163
Stockholder's Equity					
Common stock	500			500	500
Additional paid-in capital	18,811	407	(407)	18,811	20,062
Retained earnings	4,243	4,567	(4,567)	4,243	5,212
Total stockholder's equity	23,554	4,974	(4,974)	23,554	25,774
Total liabilities and stockholder's equity	$ 33,672	$ 14,773	$ (7,098)	$ 41,347	$ 45,937

Phoenix Equity Planning Corporation

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

Consolidating Statement of Income for the Year Ended December 31, 2005
(with comparative consolidated totals for the year ended December 31, 2004)

Schedule I
(continued)
Additional Information

(in thousands)

	Phoenix Equity Planning Corporation	Phoenix Investment Counsel, Inc.	Consolidation Entries	Consolidated 2005	Consolidated 2004
Operating Revenues					
Management fees		$ 44,805		$ 44,805	$ 54,425
Marketing fees	$ 15,796	(7,095)		8,701	14,662
Fund accounting fees	8,139			8,139	7,899
Shareholder service agent fees	6,169			6,169	6,426
Distributor fees	26,291			26,291	24,202
Administrative fees	1,203			1,203	714
Underwriter fees	618			618	488
Investment and other income	679	136		815	1,499
Income from consolidated subsidiary	8,684		$ (8,684)		
	67,579	37,846	(8,684)	96,741	110,315
Operating Expenses					
General and administrative expenses	20,971	13,336		34,307	38,223
Employment expenses	15,081	10,659		25,740	31,088
Commissions and finder's fees	23,527			23,527	22,946
	59,579	23,995		83,574	92,257
Income before income taxes	8,000	13,851	(8,684)	13,167	18,058
Provision for income taxes	219	5,167		5,386	6,732
Net income	$ 7,781	$ 8,684	$ (8,684)	$ 7,781	$ 11,326

Phoenix Equity Planning Corporation

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

Computation of Net Capital Under Rule 15c3-1

December 31, 2005

Schedule II

Additional Information

(in thousands)

Net Capital

Total stockholder's equity		$ 23,554
Less nonallowable assets:		
Furniture and equipment, net	$ 413	
Accounts receivable and other assets	6,628	
Net worth of consolidated subsidiary (Note B)	4,974	12,015
Net capital before specific reduction in the market value of securities		11,539
Less securities haircuts pursuant to Rule 15c3-1		1,539
Net capital		$ 10,000

Aggregate Indebtedness

Total liabilities included in consolidated statement of financial condition	$ 17,793
Liabilities of consolidated subsidiary (net of intercompany balances with parent of $1,019)	(8,780)
Difference resulting from offsetting various liability accounts against related assets	85
Aggregate indebtedness	$ 9,098
Minimum net capital required to be maintained (greater of $250 or 6 2/3% of $9,098)	$ 607
Net capital in excess of minimum requirements ($10,000 - $607)	$ 9,393
Ratio of aggregate indebtedness to net capital	.91 to 1

(in thousands)

Note A - Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by PEPCO in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2005.

Note B - Consolidated Subsidiary

The summarized assets and liabilities of the consolidated subsidiary at December 31, 2005 are as follows:

Cash and cash equivalents	$ 958
Receivables and other assets	13,211
Furniture and equipment, net	74
Definite-lived intangible asset, net	344
Deferred tax asset	186
	14,773
Accounts payable, accrued expenses and other liabilities	9,799
Net worth of consolidated subsidiary	$ 4,974